SKKYNET CLOUD SYSTEMS, INC.

20 Bay Street—Suite 1100

Toronto, Ontario

Canada M5J 2N8

(855) 755-9638

September 28, 2012

VIA Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Attn: Barbara C. Jacobs, Assistant Director

RE:	Skkynet Cloud Systems, Inc. Registration Statement on Form S-1 File No. 333-180951

Dear Ms. Jacobs:

Skkynet Cloud Systems, Inc. (the “Company”) hereby requests acceleration of the effective time of the above referenced registration statement to noon on Wednesday October 3, 2012, or as soon thereafter as possible. The Company hereby acknowledges that:

(i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

(iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Skkynet Cloud Systems, Inc.

By: /s/ Paul Thomas
Paul Thomas,
President